May 22, 2025

Juan Gabriel Diaz
Chief Executive Officer
Software Effective Solutions, Corp.
6500 River Place Boulevard
Building 7, Suite 250
Austin, Nevada 78730

       Re: Software Effective Solutions, Corp.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed May 19, 2025
           File No. 024-12591
Dear Juan Gabriel Diaz:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 8, 2025 letter.

Amendment No. 2 to Offering Statement on Form 1-A
General

1. Regulation A requires that you use the upper end of your price range to disclose the aggregate offering amount of this offering. Refer to Rule 253(b)(2) of Regulation A
       (but note that the midpoint is used in Part I, Item 4 of Form 1-A). Please revise throughout your offering statement to ensure that you are consistent with your disclosure of the maximum offering amount. In particular, please revise the tabular disclosure on the cover page to clearly disclose the maximum primary and resale offering amounts as opposed to using a range. When fixing the maximum volume, please use the upper end of your price range in each instance. Additionally, please revise the table to include a separate additional line that discloses the total aggregate
 May 22, 2025
Page 2

      offering amount, which should include both the primary and resale maximum amounts.
2. We note your response to prior comment 2, as well as your revised disclosure that contemplates a volume range between 14,646,667 and 47,500,000 resale securities.
      We reissue the comment in part. Please revise throughout the offering statement, including the cover page, to fix the resale volume at the maximum number of
      securities that the selling securityholders may offer, which appears to be 47,500,000 according to your disclosure. Refer to Rule 253(b)(4). Additionally, revise to reconcile with your cover page disclosure, which states that you are offering up to
         47,000,000 Shares of Common Stock Offered by Selling Shareholders.
Last,
      consider explaining by footnote how you are calculating the maximum volume of securities and whether you are accounting for the interest on the Subject Convertible
      Notes.
3.    We note your disclosure on page 15 that    [t]o the extent the Subject
Convertible
      Notes are not converted into Conversion Shares, all unissued Conversion Shares
      would be available for sale by us hereunder,    as well as your
disclosure on page 12
      that,    [s]hould we become obligated to issue a significant number of
Conversion
      Shares, our inability to offer and sell such issued Offered Shares for cash could have a
      negative effect on our business and operating results.    Please remove
these
      statements or tell us why the shares underlying the Subject Convertible Notes would be available for offer and sale by you.
4. Clarify whether and how the company and Jose Gabriel D az will determine, and investors will know, if shares are being acquired from the company or the Selling
      Shareholders.
5. Your disclosure indicates the minimum purchase requirement solely applies to the
      Company Offered Shares. Please provide your analysis as to whether such condition impermissibly delays the offering of the Company Offered Shares, or revise to clarify that the minimum purchase requirements applies to all shares in the offering. Refer to
      Rule 251(d)(3)(i)(F) of Regulation A.
      Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at
202-551-
3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Eric Newlan, Esq.